

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Ms. Amy Yi Zhang
Chief Financial Officer
Suntech Power Holdings Co., Ltd.
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People's Republic of China

> **Re: Suntech Power Holdings Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed May 11, 2010**
> **File No. 001-32689**

Dear Ms. Zhang:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief